UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July 2017

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-209455) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2017

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Chief Manager, Documentation & Corporate Secretary Department, Corporate Administration Division

Consolidated Summary Report

<under US GAAP>

For the Fiscal Year Ended March 31, 2017

Date:	July 18, 2017
Company name (code number):	Mitsubishi UFJ Financial Group, Inc. (8306)
(URL http://www.mufg.jp/)
Stock exchange listings:	Tokyo, Nagoya, New York
Representative:	Nobuyuki Hirano, President & Group CEO
For inquiry:	Kazutaka Yoneda, General Manager-Financial Planning Division / Financial Accounting Office
(Phone) +81-3-3240-3110

Consolidated financial data for the fiscal year ended March 31, 2017

(1) Operating results

(in millions of yen, except per share data)
	For the fiscal years ended March 31,
	2017	2016

Total revenue	4,187,473	5,413,428

Income before income tax expense	272,543	1,162,670

Net income attributable to Mitsubishi UFJ Financial Group	202,680	802,332

Basic earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group (in yen)	14.93	57.78

Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group (in yen)	14.68	57.51

Notes:

1. Comprehensive income attributable to Mitsubishi UFJ Financial Group for the fiscal years ended March 31, 2017 and 2016 were ¥178,971 million and ¥41,921 million, respectively.

2. Average number of shares outstanding

	(in thousands of shares)
	For the fiscal years ended March 31,
	2017	2016
Common stock	13,574,314	13,885,842

(2) Financial condition

	(in millions of yen)
	As of March 31,
	2017	2016
Total assets	297,185,019	292,557,355

Total Mitsubishi UFJ Financial Group shareholders’ equity	13,985,532	14,270,625

(3) Cash flows

	(in millions of yen)
	For the fiscal years ended March 31,
	2017	2016
Net cash provided by operating activities	685,194	4,181,040
Net cash provided by (used in) investing activities	7,248,335	(12,994,976)
Net cash provided by financing activities	9,145,300	14,168,679
Cash and cash equivalents at end of period	25,682,741	8,656,322

This report is an excerpt of certain highlights from Mitsubishi UFJ Financial Group, Inc.’s consolidated financial information under U.S. GAAP included in the company’s annual report on Form 20-F (the “Form 20-F”) that has been filed with the U.S. Securities and Exchange Commission. This excerpt report does not contain all of the information that may be important to you. In addition to the items highlighted in this report, the Form 20-F includes material disclosure about the company, including its business and other detailed U.S. GAAP financial information. You should read the entire Form 20-F carefully to obtain a comprehensive understanding of the company’s business and U.S. GAAP financial data and related issues.

The company’s financial information for reporting in Japan and for Japanese bank regulatory purposes is prepared in accordance with Japanese GAAP. U.S. GAAP differs in certain respects from Japanese GAAP and accounting principles generally accepted in other jurisdictions.

This report contains forward-looking statements regarding estimates, forecasts, targets and plans in relation to the results of operations, financial condition and other general management of the company (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current expectations, perceptions, evaluations and opinions. In addition, in order for the company to adopt such estimates, forecasts, targets and plans regarding future events, certain assumptions have been made, which assumptions are inherently subjective and uncertain. The forward-looking statements should not be viewed as guarantees of future performance as actual results may be significantly different. For instance, the disclosures regarding provision for credit losses, valuation of financial assets and realizability of the deferred tax assets are based on assumptions and other estimates such as economic factors, the company’s business plans and performance, and other factors. There exist a number of factors that may lead to uncertainties and risks, including, but not limited to, the deterioration of the Japanese and global economies, changes in borrower conditions, fluctuations in interest rates, foreign currency exchange rates, stock prices, commodities prices and real estate prices, legal proceedings, changes in the regulatory and competitive environment, malfunctions and deficiencies in our IT systems, natural disasters, cyber-attacks and other external events, and difficulties in hiring and retaining qualified employees. For the key factors that should be considered, please see the financial highlight, the Annual Securities Report, the Disclosure Book, the Annual Report, the Form 20-F and other current disclosures that the company has publicly released.

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Consolidated Balance Sheets

	As of March 31,
(in millions of yen)	2017	2016
Assets:
Cash and due from banks	25,682,741	8,656,322
Interest-earning deposits in other banks	38,327,029	41,017,579
Call loans and funds sold	704,237	699,025
Receivables under resale agreements	8,188,146	7,446,665
Receivables under securities borrowing transactions	11,002,724	6,041,984
Trading account assets	41,320,049	50,825,399
Investment securities:
Available-for-sale securities—carried at fair value	39,090,099	41,226,231
Held-to-maturity securities—carried at amortized cost	3,587,321	3,866,668
Other investment securities	556,161	554,715

Total investment securities	43,233,581	45,647,614

Loans, net of unearned income, unamortized premiums and deferred loan fees	118,214,972	122,790,958
Allowance for credit losses	(1,182,188)	(1,111,130)

Net loans	117,032,784	121,679,828

Premises and equipment—net	994,271	1,005,905
Accrued interest	281,752	325,373
Customers’ acceptance liability	156,208	132,532
Intangible assets—net	1,020,359	1,015,150
Goodwill	450,143	454,375
Deferred tax assets	76,452	155,010
Other assets	8,714,543	7,454,594

Total assets	297,185,019	292,557,355

Liabilities:
Deposits:
Domestic offices:
Non-interest-bearing	23,098,886	20,045,780
Interest-bearing	121,741,545	115,432,472
Overseas offices:
Non-interest-bearing	6,387,219	5,919,018
Interest-bearing	39,173,973	40,040,817

Total deposits	190,401,623	181,438,087

Call money and funds purchased	1,974,977	1,388,589
Payables under repurchase agreements	16,081,499	22,114,424
Payables under securities lending transactions	5,549,004	4,710,407
Due to trust account	3,335,155	6,338,154
Other short-term borrowings	7,969,521	9,357,728
Trading account liabilities	18,790,133	21,025,012
Obligations to return securities received as collateral	3,516,232	1,919,066
Bank acceptances outstanding	156,208	132,532
Accrued interest	147,351	132,802
Long-term debt	27,743,443	21,959,136
Other liabilities	6,755,165	7,193,151

Total liabilities	282,420,311	277,709,088

Equity:
Mitsubishi UFJ Financial Group shareholders’ equity:
Capital stock	2,090,270	2,090,270
Capital surplus	5,956,644	5,958,929
Retained earnings:
Appropriated for legal reserve	239,571	239,571
Unappropriated retained earnings	3,931,612	3,980,257

Accumulated other comprehensive income, net of taxes	2,281,423	2,301,259
Treasury stock, at cost	(513,988)	(299,661)

Total Mitsubishi UFJ Financial Group shareholders’ equity	13,985,532	14,270,625
Noncontrolling interests	779,176	577,642

Total equity	14,764,708	14,848,267

Total liabilities and equity	297,185,019	292,557,355

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Consolidated Statements of Income

	For the fiscal years ended March 31,
(in millions of yen)	2017	2016
Interest income:
Loans, including fees	2,023,649	2,054,338
Deposits in other banks	78,735	82,654
Investment securities:
Interest	235,638	254,214
Dividends	135,506	133,828
Trading account assets	455,860	422,080
Call loans and funds sold	11,023	10,450
Receivables under resale agreements and securities borrowing transactions	50,356	48,174

Total	2,990,767	3,005,738

Interest expense:
Deposits	347,430	350,335
Call money and funds purchased	1,791	8,802
Payables under repurchase agreements and securities lending transactions	80,598	45,201
Due to trust account	207	505
Other short-term borrowings and trading account liabilities	61,137	54,572
Long-term debt	278,476	284,949

Total	769,639	744,364

Net interest income	2,221,128	2,261,374
Provision for credit losses	253,688	231,862

Net interest income after provision for credit losses	1,967,440	2,029,512

Non-interest income:
Fees and commissions income	1,414,893	1,475,872
Foreign exchange gains (losses)—net	(134,885)	192,086
Trading account profits (losses)—net	(639,184)	276,654
Investment securities gains—net	281,158	232,259
Equity in earnings of equity method investees—net	197,821	176,857
Gains on sales of loans	13,286	12,293
Other non-interest income	63,617	41,669

Total	1,196,706	2,407,690

Non-interest expense:
Salaries and employee benefits	1,096,797	1,158,896
Occupancy expenses—net	176,819	182,782
Fees and commission expenses	273,675	285,387
Outsourcing expenses, including data processing	258,345	244,734
Depreciation of premises and equipment	99,774	99,680
Amortization of intangible assets	227,942	237,342
Impairment of intangible assets	5,803	117,726
Insurance premiums, including deposit insurance	91,881	91,854
Communications	55,274	58,314
Taxes and public charges	94,047	93,734
Impairment of goodwill	6,638	333,719
Provision (credit) for off-balance sheet credit instruments	106,556	(185)
Other non-interest expenses	398,052	370,549

Total	2,891,603	3,274,532

Income before income tax expense	272,543	1,162,670
Income tax expense	94,453	369,432

Net income before attribution of noncontrolling interests	178,090	793,238
Net loss attributable to noncontrolling interests	(24,590)	(9,094)

Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	202,680	802,332

(in yen)
Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group:
Basic earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	14.93	57.78
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	14.68	57.51

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

	For the fiscal years ended March 31,
(in millions of yen)	2017	2016
Net income before attribution of noncontrolling interests	178,090	793,238
Other comprehensive income (loss), net of tax:
Net unrealized gains (losses) on investment securities	12,961	(249,781)
Net debt valuation adjustments	(8,552)	3,505
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges	(13,245)	1,808
Defined benefit plans	103,572	(131,493)
Foreign currency translation adjustments	(143,210)	(356,677)

Total	(48,474)	(732,638)

Comprehensive income	129,616	60,600

Net loss attributable to noncontrolling interests	(24,590)	(9,094)
Other comprehensive income (loss) attributable to noncontrolling interests	(24,765)	27,773

Comprehensive income attributable to Mitsubishi UFJ Financial Group	178,971	41,921

Loans

	As of March 31,
(in millions of yen)	2017	2016
Impaired loans	1,715,850	1,725,150
Other than impaired loans	116,499,122	121,065,808

Total	118,214,972	122,790,958

Allowance for credit losses

	As of March 31,
(in millions of yen)	2017	2016
Related to impaired loans	882,208	734,932
Related to other than impaired loans	299,980	376,198

Total	1,182,188	1,111,130